                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*

   Dominion Capital Fund Limited
   (Last)  (First)  (Middle)

   c/o Citco Fund Services, Bahamas Financial Centre, 3rd Floor
   Charlotte & Sherley Street, P.O. Box CB-13136
   (Street)

   Nassau, Bahamas
   (City)  (State)  (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)

   3/17/99

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)



4. Issuer Name and Ticker or Trading Symbol

   Global Intellicom, Inc. (GBIT)

5. Relationship of Reporting Person to Issuer (Check all applicable)

   / / Director                            /X/ 10% Owner
   / / Officer (give title below)          / / Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)



7. Individual or Joint/Group Reporting (Check applicable line)

   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

* If the Form is filed by more than one Reporting Person, see instruction
  5(b)(v).

            Table I -- Non-Derivative Securities Beneficially Owned

                                  2. Amount      3. Ownership
                                     of Secu-       Form:
                                     rities         Direct      4. Nature of
                                     Bene-          (D) or         Indirect
                                     ficially       Indirect       Beneficial
                                     Owned          (I)            Ownership
1. Title of Security                 (Instr. 4)     (Instr. 5)     (Instr. 5)
--------------------------------  -------------  -------------  ----------------
Common Stock, $.01 par value        2,855,228(1)       D
Series 11 Convertible Preferred
    Stock                                  25          D

(1)109,719 of these shares were acquired by the conversion of certain Series 6 Convertible Preferred Stock by Reporting person's agent Thomas Kernaghan & Co., Ltd.

         Table II--Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

                                                2. Date Exercisable
                                                   and Expiration Date  3. Title and Amount of Securities Underlying Derivative
                                                   (Month/Day/Year)        Security (Instr. 4)
                                                ----------------------  -----------------------------------------------------------
                                                Date                                                                     Amount or
1. Title of Derivative                          Exercis-    Expiration                      Title                        Number of
   Security (Instr. 4)                          able        Date                                                          Shares
----------------------------------------------  ----------  ----------  ----------------------------------------------  -----------
Series 11 Convertible Preferred Stock           Current       N/A       Common Stock, $.01 par value                     57,143(2)

                                                               5. Ownership
                                                                  Form of
                                                                  Derivative
                                                4. Conver-        Security:
                                                   sion or        Direct      6. Nature of
                                                   Exercise       (D) or          Indirect
                                                   Price of       Indirect        Beneficial
1. Title of Derivative                             Derivative     (I)             Ownership
   Security (Instr. 4)                             Security       (Instr. 5)      (Instr. 5)
----------------------------------------------  -------------  -------------  --------------
Series 11 Convertible Preferred Stock              .4135(2)          D

Explanation of Responses:

(2) Reporting Person owns 25 shares of Series 11 Convertible Preferred Stock, having a liquidation preference of $1,000 per share. The number of shares of Common Stock is determined by dividing the liquidation preference of the shares being converted (plus any accrued but unpaid dividends) by a conversion price, which is the closing bid price of the Common Stock for the trading day immediately preceding the date of conversion. As of March 17, 1999, for example, the conversion rate was $0.4375, and the 25 shares of Convertible Preferred Stock would have converted into 57,143 shares of Common Stock. The exact conversion price and the number of shares of Common Stock into which the Convertible Preferred Stock can be converted, however, can not be specified until the conversion date.

/s/ David Sims                                       3/25/99
---------------------------------------    --------------------------
David Sims, Director of Navigator
Management Ltd., President of
Livingstone Asset Management,
Investment Advisor to Dominion Capital
Fund Limited
    **Signature of Reporting Person                   Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).